Exhibit 99.1

GDS Releases 2021 ESG Report

SHANGHAI, China, December 1, 2022 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced the release of its second annual Environmental, Social and Governance (“ESG”) report, detailing the Company’s ongoing sustainability efforts and its ESG performance.

As a key highlight, the Company is pleased to report that its renewable-energy usage reached 34.3% in 2021 vs. 22.6% in 2020. As a result, its carbon intensity has been further reduced to 5.60 tCO2e/m2 in 2021.

“As an industry pioneer in carbon emission reduction, sustainable business practices are central to how we operate,” said Mr. William Huang, Chairman and Chief Executive Officer. “We believe we are well positioned to reach carbon neutrality by 2030 through our disciplined environmental stewardship, robust social responsibility, and effective corporate governance structure. I am proud of our commitment and team for actively driving our diverse ESG initiatives forward, positively impacting every aspect of the Company and contributing to the industry as a whole.”

To view the report in full, please visit the ESG section on the GDS corporate website or access the report at:

https://www.gds-services.com/esg2021/docs/GDS-2021-ESG-Report.pdf

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 21-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited